
First Release
A 24 x 7 ELECTRONIC NURSE
A portable system supporting at-risk patients with their complex in home health protocols.


eNURSE

Hello Friends and Family:

Some exciting times at itracHEALTH. We have completed the development of our first product, eNURSE – a portable "electronic nurse," which is on duty 24/7, supporting at-risk patients with their in-home health protocols. eNURSE drives patient engagement with intuitive integration of medication management, remote patient monitoring (RPM), telehealth and real-time home health records for the large population of at-risk patients and their care support networks. Please browse **www.itracHEALTH.com** for additional information.

We have recently launched the "testing the waters" (TTW) phase of an equity crowdfunding campaign to raise $1.2M (**https://wefunder.com/itrachealth**) to fund our FDA submission, build launch inventory and initiate the commercial team buildout to support the eNURSE launch in Florida in later 2023.

Some of you have invested in prior fundraising efforts and we thank you for your support and confidence. We are excited to present you with this new opportunity for additional investment. For others that have considered investment in itracHEALTH but have held back, this is an opportunity to invest at your comfort level. Please consider financially supporting the launch of itracHEALTH's eNURSE solution.

What is EQUITY crowdfunding?

Equity crowdfunding is a relatively new investment process that leverages social media to create product awareness and give the general public an opportunity to invest in products or services that appeal to them.

> "Equity crowdfunding is a mechanism that enables **broad groups of investors to fund startup companies and small businesses in return for equity**. Investors give money to a business and receive ownership of a piece of that business. If the business succeeds, then its value goes up, as well as the value of a share in that business—the converse is also true. Coverage of equity crowdfunding indicates that its potential is greatest with startup businesses that are seeking smaller investments to achieve establishment, while follow-on funding (required for subsequent growth) may come from other sources."

What is itracHEALTH's investment offering?

We are offering a Simple Agreement in Future Equity (SAFE), a commonly used early-stage investment vehicle accepted by the SEC and Venture Capital Association. Our SAFE offers to the early investors a discount of 20% and a valuation cap of $15 million versus the Series A valuation. The not-to-exceed valuation cap could result in an additional upside, if the Series A company valuation exceeds the valuation cap.

We hope you appreciate the value and opportunity of the eNURSE along with our financial projections. Please consider supporting itracHEALTH by signing on as a WeFunder angel and express your interest by making a TTW reservation through the WeFunder portal. The process takes less than 5 minutes! The minimum crowdfunding investment is $250, but we hope the value proposition of itracHEALTH generates lots of interest for you to want to

invest beyond this minimum investment. No money would be collected until the first $50K has been reserved and an SEC Form C is filed.

itracHEALTH's equity crowd funding process:

1. This equity crowdfunding will be overseen and administered by WeFunder – an SEC registered crowdfunding platform. The WeFunder equity crowdfunding process starts with a private "Testing the Water¨ (TTW) phase. itracHEALTH is providing you private and preferential access to its WeFunder campaign page through this link: **https://wefunder.com/itrachealth** . You will be able to review our pitch deck, videos and other materials, and other disclosures at the itracHEALTH WeFunder page. Please feel free to provide feedback or contact us at any time for additional information. Also, you can share this with your family and friends who may have an interest in investing in itracHEALTH.

   ***Mandatory Disclosure**: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through WeFunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

2. If itracHEALTH doesn´t reach the minimum TTW funding threshold within the allotted period, the crowdfunding campaign will be declared failed, and all reservations canceled.

3. Equity crowdfunding is about momentum investment. WeFunder's data shows that people invest more and faster in companies that are well supported by friends and family. Therefore, the speed and level of your investment reservation may accelerate additional momentum for incremental investments allowing itracHEALTH to advance toward commercial launch of eNURSE.

4. The number of shares issued to you at the Series A event will be based on the computation that results in higher value realization to the early investor (the 20% discount or the valuation cap). Please note that the SAFE doesn't set a fixed valuation, it only sets a maximum valuation. The actual company valuation (lower, equal or higher than $15 million) would be negotiated by the Series A institutional lead investor, so your investment cannot be diluted before the Series A closing.

5. Our funding target is $1.2 million. The WeFunder process holds the public launch of our investment campaign until a minimum of $300K is privately raised from friends and family, **therefore your early support would be much appreciated.**

At itracHEALTH we are very proud of our progress and excited about the eNURSE product launch. We have confidence that the features and benefits of the eNURSE uniquely address the needs of at-risk patients desiring to live healthier in their homes. Additionally, our revenue projections are supported by existing Medicare reimbursement codes that will pay for the equipment and services itracHEALTH would provide for remote care.

We feel that the initial $300K of investment is within reach through our supportive family and friends network. We thank you in advance for supporting itracHEALTH, its management team and it's unique personal health assistance solution - eNURSE.

Live happier and healthier at home!

César García
itracHEALTH Founder and CEO

Time flies! Over a week has passed since we introduced you to the concept of "Testing the Waters" and invited you to invest in itracHEALTH through the WeFunder equity crowdfunding platform.
https://wefunder.com/itrachealth

eNURSEΩ – Personal Health Assistant



https://vimeo.com/itrachealth/806082221

You may be thinking "Ok, I can invest in itracHEALTH, but why should I, and how does that work?" Below we've outlined some answers to your possible questions and concerns to make you feel as comfortable with the process as possible:

- **Why should you invest?** Investing in startups is risky but can earn big returns, though investing shouldn't be solely about that. To invest in a startup, you should feel something extra, beyond just the business model. You're investing because you believe in our product, our founder & team, and our future, and want to be instrumental to our growth and success.
- **Is my money safe?** How does this work? Your investment will be made through Wefunder, an SEC-regulated platform that keeps your money safe at all times. Payment options include: bank transfers (US only), checks (for $1000+ investments), credit card, Apple Pay, Google Pay, or wire transfer (international investors only). Check out all of the info on making an investment reservation here. https://help.wefunder.com/what-is-an-investment-reservation?from_search=112291217

- **Is it ok to invest a small amount?** Absolutely! Even $250 can make a difference for you and itracHEALTH. $100 invested in Airbnb in the beginning would leave you with $1.24M today. (that's an extreme example and not all investments will turn out this way)!
- **What if I'm an international investor?** Wefunder can accept investments from anywhere in the world other than Quebec, Alberta, and Ontario. Check out the investment process for international investors here. https://help.wefunder.com/154992-linked/international-investor-guide?from_search=112291151

> ***Mandatory Disclosure**: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through WeFunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

We launched our private stage on Testing the Water mode on March 1, 2023. We invite you to make your reservation before **March 17, 2023**. We are offering a $1,000,000 valuation discount to all investors that contribute to raising the first $100,000, and also offer perks to all investors supporting our campaign with at least $500!

We thank you in advance for your interest and support.

César M. García
CEO & Founder

Hello all:

Good news. itracHEALTH is getting closer to reaching its first fundraising milestone. Thank you to those that have invested so far. To those that have not yet invested, your support is needed to meet the $300K target raise among friends and family, before launching our fundraising campaign publicly, through the next phase of the WeFunder process. https://wefunder.com/itrachealth
Below, we address some common questions and concerns:

- Equity crowdfunding is an investment. You are not making a charitable contribution or buying a product like in some other crowdfunding campaigns. You are investing early because you believe in our innovative product, our team, and our future, and want to be part of the growth and success of itracHEALTH.

- Our fundraising success depends on:
  - Number of crowdfunding investors,
  - Time to attain funding goals,
  - Amount raised.

  All these performance metrics are important. Historical data shows that companies with strong financial support from friends and family are more likely to succeed in their public crowdfunding campaign.

  Is it ok to invest a small amount? Absolutely! Even $250 can make a difference...$100 invested in Airbnb in the beginning would leave you with $1.24M today. (that's an extreme example and not all investments will turn out this way)!

- In exchange for your early investment, the itracHEALTH SAFE offers a 20% discount during a series A funding round, which means that SAFE investors will receive 25% more stock during the SAFE-to-Series A conversion than if the same amount is invested at the Series A round. In addition, itracHEALTH offers a valuation cap and perks to the early investors.

- The eNURSE remote care service is reimbursable to physicians under several already existing Medicare CPT codes. This provides great incentives for physicians that can realize incremental income and profits

providing remote care for qualifying patients that will benefit of the eNURSE capabilities at no cost to them.

- **We need your support to complete this round of funding which will be used for FDA application and clearance, building launch inventory and establishing our initial commercial infrastructure. Our B2B2C business model is focused on selling (in bulk quantities) the eNURSE solution with a direct sales force to larger Physician Group Practices and Home Health agencies. These entities, working together with itracHEALTH, will coordinate the installation and support of eNURSE systems at the homes of at-risk seniors benefitting from the eNURSE advanced remote care capabilities.**

Your investment directly supports the mission of itracHEALTH helping others live healthier and happier at home. We thank you in advance.

Mandatory Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through WeFunder's platform. Any indication of interest involves no obligation or commitment of any kind.

He pasado los últimos 8 años inventando sistemas para el cuidado de pacientes con múltiples enfermedades crónicas, que viven y quieren seguir viviendo en su hogar. A pesar de que el sistema de salud de los Estados Unidos gasta $4.5 trillones por año, hay 17 millones de estadounidenses en alto riesgo que requieren atención médica de 5 o más médicos. La complejidad y el costo de la atención médica en sus casas es abrumadora. Para esos pacientes, hemos diseñado un sistema que emula a una enfermera en casa. Sí, una enfermera electrónica, 24x7. Aquí puedes ver un video de nuestro primer sistema, que planeamos lanzar a finales de este año:

https://vimeo.com/itrachealth/806082221

Se trata del "eNURSE Personal Health Assistant", un dispositivo pequeño pero potente con inteligencia artificial y múltiples aplicaciones informáticas que facilitan la vida del paciente, el médico y los cuidadores. El eNURSE es portátil y con muchas funciones. Tiene un módulo automatizado de administración de medicamentos que se comunica con las farmacias del paciente y programa hasta 12 medicamentos, con al menos 30 días de capacidad. ¡Nunca más tendrás que ordenar píldoras en un pastillero! La eNURSE le recuerda y guía en la toma de medicamentos y signos vitales, realiza evaluaciones fisiológicas y psicológicas, proporciona videos educativos e instrucciones para una fácil operación, se comunica con su médico primario y, si se detecta una condición de emergencia, la eNURSE envía un mensaje al consultorio de su médico, familiares y cuidadores. Es una solución integral para el cuidado crónico en el hogar.

Si quieres convertirte en inversionista puedes hacerlo aquí. **https://wefunder.com/itrachealth** No necesitas ser millonario. Podrá invertir dentro de los límites de su capacidad económica, incluso aquellos que no son residentes de los Estados Unidos. Le agradezco de antemano su consideración. Por favor, circulen este mensaje entre su familia y amigos.

Y ahora el texto en Ingles. 😊

I have spent the last 8 years inventing systems for chronic care management at home targeting patients with multiple chronic conditions, who live and want to continue living at their home. Despite the US health system spending $4.5 trillion per year, there are 17 million at-risk Americans that require medical care from 5 or more physicians. The complexity and cost of their home healthcare is overwhelming. For those patients, we have designed a system that emulate a nurse at home. Yes, **an electronic nurse 24x7**. Here you can see a video of our first system, which we plan to release later this year: **https://vimeo.com/itrachealth/806082221**

It's the eNURSE Personal Health Assistant - a small but powerful device with artificial intelligence and multiple computer applications that make life easier for the patient, doctor and caregivers. The portable, multi-function eNURSE has an automated medication management module that connects to the patient's pharmacies and programs up to 12 medications, with at least 30 days capacity. You will never have to sort pills on a pillbox again! The eNURSE reminds and guides you taking your medications, checks your vital signs, performs physiological and psychological assessments, provides videos and voiced instructions for easy operation, communicates with your primary care physician, and if an emergency condition is detected, the eNURSE sends a message to your doctor's office, relatives and your caregivers. It's a One Stop Solution for Chronic Care Management at Home.

If you want to become an investor you can do it here. **https://wefunder.com/itrachealth** You do not need to be a millionaire. You will be able to invest within the limits of your economic capacity – even those who are not US residents. I thank you in advance for your consideration. Please circulate this message within your family and friends.

Mandatory Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through WeFunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

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